SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended October, 2015

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

BP p.l.c. Group results Third quarter and nine months 2015	Top of page 1
FOR IMMEDIATE RELEASE                                         London 27 October 2015

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014
1,290	(5,823)	46	Profit (loss) for the period(a)	(3,175)	8,187
1,095	(443)	1,188	Inventory holding (gains) losses*, net of tax	246	855
2,385	(6,266)	1,234	Replacement cost profit (loss)*	(2,929)	9,042
			Net (favourable) unfavourable impact of
			non-operating items* and
652	7,579	585	fair value accounting effects*, net of tax	8,638	855
3,037	1,313	1,819	Underlying replacement cost profit*	5,709	9,897
			Replacement cost profit (loss)
12.97	(34.25)	6.73	per ordinary share (cents)	(16.01)	49.04
0.78	(2.05)	0.40	per ADS (dollars)	(0.96)	2.94
			Underlying replacement cost profit
16.51	7.17	9.92	per ordinary share (cents)	31.18	53.67
0.99	0.43	0.60	per ADS (dollars)	1.87	3.22

•
BP’s third-quarter replacement cost (RC) profit was $1,234 million, compared with $2,385 million a year ago. After adjusting for a net charge for non-operating items of $756 million and net favourable fair value accounting effects of $171 million (both on a post-tax basis), underlying RC profit for the third quarter was $1,819 million, compared with $3,037 million for the same period in 2014. For the nine months, RC loss was $2,929 million, compared with a profit of $9,042 million a year ago. After adjusting for a net charge for non-operating items of $8,655 million and net favourable fair value accounting effects of $17 million (both on a post-tax basis), underlying RC profit for the nine months was $5,709 million, compared with $9,897 million for the same period in 2014. Non-operating items include a restructuring charge of $151 million for the quarter and $638 million for the nine months. Cumulative restructuring charges from the beginning of the fourth quarter 2014 are expected to total around $2.5 billion by the end of 2016. RC profit or loss for the group, underlying RC profit or loss and fair value accounting effects are non-GAAP measures and further information is provided on pages 3 and 28.

•
All amounts relating to the Gulf of Mexico oil spill have been treated as non-operating items, with a net pre-tax charge of $426 million for the third quarter and $11,513 million for the nine months. For further information on the Gulf of Mexico oil spill and its consequences see page 10 and Note 2 on page 16. See also Legal proceedings on page 32.

•
Including the impact of the Gulf of Mexico oil spill, net cash provided by operating activities for the third quarter and nine months was $5.2 billion and $13.3 billion respectively, compared with $9.4 billion and $25.5 billion for the same periods in 2014. Excluding amounts related to the Gulf of Mexico oil spill, net cash provided by operating activities for the third quarter and nine months was $5.4 billion and $14.3 billion respectively, compared with $9.4 billion and $25.8 billion for the same periods in 2014.

•
Net debt* at 30 September 2015 was $25.6 billion, compared with $22.4 billion a year ago. The net debt ratio* at 30 September 2015 was 20.0%, compared with 15.0% a year ago. Net debt and the net debt ratio are non-GAAP measures. See page 24 for more information.

•
Total capital expenditure on an accruals basis for the third quarter was $4.3 billion, compared with $5.3 billion for the same period in 2014. For both periods almost all of the capital expenditure was organic*. For the nine months, total capital expenditure on an accruals basis was $13.4 billion, of which organic capital expenditure was $13.2 billion, compared with $17.0 billion for the same period in 2014, of which organic capital expenditure was $16.3 billion. See page 26 for further information. Our current plans are for organic capital expenditure to be in the range $17-19 billion per annum in the near term and closer to $19 billion for 2015.

•
BP today announced a quarterly dividend of 10.00 cents per ordinary share ($0.600 per ADS), which is expected to be paid on 18 December 2015. The corresponding amount in sterling will be announced on 7 December 2015. See page 23 for further information.

*	For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 30.
(a)	Profit attributable to BP shareholders.

The commentaries above and following should be read in conjunction with the cautionary statement on page 35.

Top of page 2
Group headlines (continued)

•
In October 2013, BP announced plans to divest a further $10 billion of assets before the end of 2015, having completed its earlier divestment programme of $38 billion. Transactions to date have reached around $7.8 billion. Disposal proceeds were $0.3 billion for the third quarter and $2.6 billion for the nine months. The nine-months amount includes proceeds from our Toledo refinery partner, Husky Energy, in place of capital commitments relating to the original divestment transaction that have not been subsequently sanctioned.

•
The effective tax rate (ETR) on RC profit or loss for the third quarter and nine months was 52% and 45% respectively compared with 42% and 35% for the same periods in 2014. Excluding the one-off deferred tax adjustment in the first quarter 2015 as a result of the reduction in the UK North Sea supplementary charge, the ETR for the nine months was 27%. Adjusting for non-operating items, fair value accounting effects and the first-quarter 2015 one-off deferred tax adjustment, the underlying ETR in the third quarter and nine months was 39% and 32% respectively, compared with 41% and 36% for the same periods in 2014. The underlying ETR for both periods is lower than a year ago mainly due to changes in the geographical mix of profits partly offset by foreign exchange effects from a stronger US dollar.

•
Finance costs and net finance expense relating to pensions and other post-retirement benefits were a charge of $474 million for the third quarter, compared with $358 million for the same period in 2014. For the nine months, the respective amounts were $1,196 million and $1,081 million.

Top of page 3
Analysis of RC profit (loss) before interest and tax
and reconciliation to profit (loss) for the period

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014
			RC profit (loss) before interest and tax*
3,311	228	743	Upstream	1,343	12,019
1,231	1,628	2,562	Downstream	6,273	2,958
107	510	382	Rosneft	1,075	1,649
(432)	(455)	(378)	Other businesses and corporate	(1,141)	(1,363)
(33)	(10,747)	(311)	Gulf of Mexico oil spill response(a)	(11,381)	(313)
370	(39)	67	Consolidation adjustment – UPII*	(101)	384
4,554	(8,875)	3,065	RC profit (loss) before interest and tax	(3,932)	15,334
			Finance costs and net finance expense relating
(358)	(364)	(474)	to pensions and other post-retirement benefits	(1,196)	(1,081)
(1,777)	3,013	(1,347)	Taxation on a RC basis	2,298	(5,022)
(34)	(40)	(10)	Non-controlling interests	(99)	(189)
2,385	(6,266)	1,234	RC profit (loss) attributable to BP shareholders	(2,929)	9,042
(1,585)	627	(1,726)	Inventory holding gains (losses)	(343)	(1,225)
			Taxation (charge) credit on inventory holding
490	(184)	538	gains and losses	97	370
			Profit (loss) for the period attributable to
1,290	(5,823)	46	BP shareholders	(3,175)	8,187

(a)	See Note 2 on page 16 for further information on the accounting for the Gulf of Mexico oil spill response.

Analysis of underlying RC profit before interest and tax

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014
			Underlying RC profit before interest and tax*
3,899	494	823	Upstream	1,921	12,955
1,484	1,867	2,302	Downstream	6,327	3,228
110	510	382	Rosneft	1,075	1,405
(293)	(401)	(231)	Other businesses and corporate	(922)	(1,220)
370	(39)	67	Consolidation adjustment - UPII	(101)	384
5,570	2,431	3,343	Underlying RC profit before interest and tax	8,300	16,752
			Finance costs and net finance expense relating to
(348)	(356)	(359)	pensions and other post-retirement benefits	(1,064)	(1,052)
(2,151)	(722)	(1,155)	Taxation on an underlying RC basis	(1,428)	(5,614)
(34)	(40)	(10)	Non-controlling interests	(99)	(189)
3,037	1,313	1,819	Underlying RC profit attributable to BP shareholders	5,709	9,897

Reconciliations of underlying RC profit or loss to the nearest equivalent IFRS measure are provided on page 1 for the group and on pages 4-9 for the segments.

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Upstream

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014
3,312	225	716	Profit before interest and tax	1,331	12,013
(1)	3	27	Inventory holding (gains) losses*	12	6
3,311	228	743	RC profit before interest and tax	1,343	12,019
			Net (favourable) unfavourable impact of
			non-operating items* and
588	266	80	fair value accounting effects*	578	936
3,899	494	823	Underlying RC profit before interest and tax*(a)	1,921	12,955

(a)	See page 5 for a reconciliation to segment RC profit before interest and tax by region.

Financial results

The replacement cost profit before interest and tax for the third quarter and nine months was $743 million and $1,343 million respectively, compared with $3,311 million and $12,019 million for the same periods in 2014. The third quarter and nine months included a net non-operating charge of $118 million and $596 million respectively, compared with a net non-operating charge of $501 million and $741 million for the same periods a year ago. Fair value accounting effects in the third quarter and nine months had favourable impacts of $38 million and $18 million respectively, compared with unfavourable impacts of $87 million and $195 million in the same periods of 2014.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost profit before interest and tax for the third quarter and nine months was $823 million and $1,921 million respectively, compared with $3,899 million and $12,955 million for the same periods in 2014. The result for the third quarter reflected significantly lower liquids and gas realizations partly offset by lower costs, including the benefits from simplification and efficiency activities, and strong gas marketing and trading results. The result for the nine months reflected significantly lower liquids and gas realizations partly offset by lower costs and increased production. Costs were lower reflecting benefits from simplification and efficiency activities and lower exploration write-offs partly offset by rig cancellation costs.

Production

Production for the quarter was 2,242mboe/d, 4.4% higher than the third quarter of 2014. Underlying production* for the quarter decreased by 2.2%, mainly due to higher seasonal turnaround activity. For the nine months, production was 2,220mboe/d, 4.3% higher than in the same period of 2014. Underlying production for the nine months was flat versus 2014.

Key events

In July, BP was awarded five new blocks in the North Sea as part of the second tranche of the 28th licensing round by the UK Oil and Gas Authority. BP has been awarded 12 licences to date in this licensing round.

On 31 August, Maersk Oil announced approval by the UK Oil and Gas Authority of development plans for the Culzean field in the UK North Sea. Culzean is operated by Maersk Oil on behalf of its partners, JX Nippon and BP (16%).

In October, BP was provisionally awarded three blocks in the shallow waters of the Mediterranean Sea in Egypt, subject to government approval.

Also in October, the Western Flank A project (BP 17%) in offshore Western Australia, began production. The project is operated by Woodside.

Outlook

Third-quarter production benefited from the absence of seasonal adverse weather in the Gulf of Mexico. We expect fourth-quarter 2015 reported production to be slightly higher than the third quarter mainly reflecting recovery from planned seasonal turnaround activity.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 35.

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Upstream

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014
			Underlying RC profit (loss) before interest and tax
1,181	(66)	(152)	US	(763)	3,331
2,718	560	975	Non-US	2,684	9,624
3,899	494	823		1,921	12,955
			Non-operating items
125	(135)	(139)	US	(342)	(6)
(626)	(101)	21	Non-US(a)	(254)	(735)
(501)	(236)	(118)		(596)	(741)
			Fair value accounting effects
(49)	(55)	26	US	(32)	(129)
(38)	25	12	Non-US	50	(66)
(87)	(30)	38		18	(195)
			RC profit (loss) before interest and tax
1,257	(256)	(265)	US	(1,137)	3,196
2,054	484	1,008	Non-US	2,480	8,823
3,311	228	743		1,343	12,019
			Exploration expense
142	194	61	US(b)	333	869
698	708	295	Non-US(a)(c)	1,097	1,308
840	902	356		1,430	2,177
			Production (net of royalties)(d)
			Liquids* (mb/d)
410	334	390	US	372	412
91	147	94	Europe	118	96
605	631	747	Rest of World	710	583
1,106	1,111	1,231		1,200	1,091
			Natural gas (mmcf/d)
1,546	1,477	1,569	US	1,521	1,517
164	281	232	Europe	259	176
4,328	4,046	4,062	Rest of World	4,138	4,321
6,038	5,805	5,864		5,918	6,014
			Total hydrocarbons* (mboe/d)
676	588	661	US	634	673
119	196	135	Europe	163	127
1,352	1,328	1,447	Rest of World	1,424	1,328
2,147	2,112	2,242		2,220	2,128
			Average realizations(e)
91.42	56.69	44.01	Total liquids ($/bbl)	48.87	95.09
5.40	3.80	3.49	Natural gas ($/mcf)	3.91	5.75
61.61	40.04	33.25	Total hydrocarbons ($/boe)	36.68	64.19

(a)
Third quarter and nine months 2014 include a $375-million write-off relating to Block KG D6 in India. This is classified in the ‘other’ category of non-operating items. In addition, an impairment charge of $395 million was also recorded in relation to this block. See page 27.

(b)
Third quarter and nine months 2014 include write-offs of $23 million and $544 million respectively, relating to the Utica shale acreage in Ohio, following the decision not to proceed with development plans.

(c)
Second quarter and nine months 2015 include a $432-million write-off in Libya. BP has declared force majeure in Libya and there is significant uncertainty on when drilling operations might be able to proceed.

(d)	Includes BP’s share of production of equity-accounted entities in the Upstream segment.
(e)	Based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.
Because of rounding, some totals may not agree exactly with the sum of their component parts.

Top of page 6
Downstream

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014
(335)	2,234	875	Profit (loss) before interest and tax	5,892	1,702
1,566	(606)	1,687	Inventory holding (gains) losses*	381	1,256
1,231	1,628	2,562	RC profit before interest and tax	6,273	2,958
			Net (favourable) unfavourable impact of
			non-operating items* and
253	239	(260)	fair value accounting effects*	54	270
1,484	1,867	2,302	Underlying RC profit before interest and tax*(a)	6,327	3,228

(a)	See page 7 for a reconciliation to segment RC profit before interest and tax by region and by business.

Financial results

The replacement cost profit before interest and tax for the third quarter and nine months was $2,562 million and $6,273 million respectively, compared with $1,231 million and $2,958 million for the same periods in 2014.

The 2015 results include a net non-operating gain of $43 million for the third quarter and a net non-operating charge of $42 million for the nine months, compared with net non-operating charges of $552 million and $780 million for the same periods in 2014 (see pages 7 and 27 for further information on non-operating items). Fair value accounting effects had favourable impacts of $217 million for the third quarter and unfavourable impacts of $12 million for the nine months, compared with favourable impacts of $299 million and $510 million in the same periods of 2014.

After adjusting for non-operating items and fair value accounting effects, the underlying replacement cost profit before interest and tax for the third quarter and nine months was $2,302 million and $6,327 million respectively, compared with $1,484 million and $3,228 million for the same periods in 2014.

Replacement cost profit before interest and tax for the fuels, lubricants and petrochemicals businesses is set out on page 7.

Fuels business

The fuels business reported an underlying replacement cost profit before interest and tax of $1,917 million for the third quarter and $5,107 million for the nine months, compared with $1,078 million and $2,294 million for the same periods in 2014. The results for the quarter and nine months reflect an improved refining environment and strong refining operations, benefits from our simplification and efficiency programmes leading to lower costs and strong fuels marketing performance reflecting retail volume and margin growth. The nine-months result also reflects a higher contribution from supply and trading in the first half.

Lubricants business

The lubricants business reported an underlying replacement cost profit before interest and tax of $348 million in the third quarter and $1,090 million in the nine months, compared with $336 million and $958 million in the same periods last year. The results for the quarter and nine months reflect strong performance in growth markets and premium brands despite adverse foreign exchange impacts, and the benefits from our simplification and efficiency programmes leading to lower costs.

Petrochemicals business

The petrochemicals business reported an underlying replacement cost profit before interest and tax of $37 million in the third quarter and $130 million in the nine months, compared with a profit of $70 million and a loss of $24 million in the same periods last year. The result for the quarter was impacted by a weaker environment and the results for the quarter and nine months reflect lower costs from simplification and efficiency programmes and improved operational performance.

Outlook

Looking forward to the fourth quarter, we expect reduced refining margins and lower seasonal demand to adversely impact fuels margins and volumes compared with the third quarter.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 35.

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Downstream

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014
			Underlying RC profit before interest and tax -
			by region
603	576	885	US	2,122	1,346
881	1,291	1,417	Non-US	4,205	1,882
1,484	1,867	2,302		6,327	3,228
			Non-operating items
(181)	63	51	US	110	(2)
(371)	(185)	(8)	Non-US	(152)	(778)
(552)	(122)	43		(42)	(780)
			Fair value accounting effects
238	(48)	153	US	(22)	535
61	(69)	64	Non-US	10	(25)
299	(117)	217		(12)	510
			RC profit before interest and tax
660	591	1,089	US	2,210	1,879
571	1,037	1,473	Non-US	4,063	1,079
1,231	1,628	2,562		6,273	2,958
			Underlying RC profit (loss) before interest
			and tax - by business(a)(b)
1,078	1,394	1,917	Fuels	5,107	2,294
336	397	348	Lubricants	1,090	958
70	76	37	Petrochemicals	130	(24)
1,484	1,867	2,302		6,327	3,228
			Non-operating items and fair value accounting
			effects(c)
196	(152)	295	Fuels	83	(6)
(5)	(87)	(25)	Lubricants	(126)	181
(444)	–	(10)	Petrochemicals	(11)	(445)
(253)	(239)	260		(54)	(270)
			RC profit (loss) before interest and tax(a)(b)
1,274	1,242	2,212	Fuels	5,190	2,288
331	310	323	Lubricants	964	1,139
(374)	76	27	Petrochemicals	119	(469)
1,231	1,628	2,562		6,273	2,958

15.6	19.4	20.0	BP average refining marker margin (RMM)* ($/bbl)	18.2	14.8
			Refinery throughputs (mb/d)
651	622	681	US	642	636
766	810	785	Europe	800	774
312	224	230	Rest of World	259	290
1,729	1,656	1,696		1,701	1,700
94.8	94.0	94.9	Refining availability* (%)	94.4	95.0
			Marketing sales of refined products (mb/d)
1,197	1,145	1,121	US	1,122	1,167
1,240	1,160	1,272	Europe	1,202	1,178
522	569	542	Rest of World	572	527
2,959	2,874	2,935		2,896	2,872
2,439	2,649	2,718	Trading/supply sales of refined products	2,638	2,441
5,398	5,523	5,653	Total sales volumes of refined products	5,534	5,313
			Petrochemicals production (kte)
932	946	877	US	2,728	2,972
1,048	852	976	Europe	2,800	2,915
1,676	1,898	2,004	Rest of World	5,565	4,599
3,656	3,696	3,857		11,093	10,486

(a)	Segment-level overhead expenses are included in the fuels business result.
(b)	BP’s share of income from petrochemicals at our Gelsenkirchen and Mülheim sites in Germany is reported in the fuels business.
(c)	For Downstream, fair value accounting effects arise solely in the fuels business.

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Rosneft

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015(a)	$ million	2015(a)	2014
87	534	370	Profit before interest and tax(b)	1,125	1,686
20	(24)	12	Inventory holding (gains) losses*	(50)	(37)
107	510	382	RC profit before interest and tax	1,075	1,649
3	–	–	Net charge (credit) for non-operating items*	–	(244)
110	510	382	Underlying RC profit before interest and tax*	1,075	1,405

Replacement cost profit before interest and tax for the third quarter and nine months was $382 million and $1,075 million respectively, compared with $107 million and $1,649 million for the same periods in 2014.

There were no non-operating items in the third quarter and nine months 2015, compared with a non-operating charge of $3 million and a gain of $244 million for the same periods in 2014.

After adjusting for non-operating items, the underlying replacement cost profit before interest and tax for the third quarter and nine months was $382 million and $1,075 million respectively, compared with $110 million and $1,405 million for the same periods in 2014. Compared with the same period last year, the result for the third quarter was favourably impacted by foreign exchange movements partly offset by lower prices. For the nine months, the result was primarily affected by lower oil prices and favourable foreign exchange effects.

See also Group statement of comprehensive income – Share of items relating to equity-accounted entities, net of tax, and footnote (a), on page 12 for other foreign exchange effects.

In June, Rosneft’s Annual General Meeting of Shareholders approved the distribution of a dividend of 8.21 roubles per share. We received our share of this dividend in July 2015, which amounted to $271 million after the deduction of withholding tax.

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015(a)		2015(a)	2014
			Production (net of royalties) (BP share)
817	815	810	Liquids* (mb/d)	813	822
1,073	1,172	1,125	Natural gas (mmcf/d)	1,173	1,044
1,002	1,017	1,003	Total hydrocarbons* (mboe/d)	1,016	1,002

(a)
The operational and financial information of the Rosneft segment for the third quarter and nine months is based on preliminary operational and financial results of Rosneft for the nine months ended 30 September 2015. Actual results may differ from these amounts.

(b)
The Rosneft segment result includes equity-accounted earnings arising from BP’s 19.75% shareholding in Rosneft as adjusted for the accounting required under IFRS relating to BP’s purchase of its interest in Rosneft and the amortization of the deferred gain relating to the disposal of BP’s interest in TNK-BP. These adjustments have increased the reported profit before interest and tax for the third quarter and nine months 2015, as shown in the table above, compared with the equivalent amount in Russian roubles that we expect Rosneft to report in its own financial statements under IFRS. BP’s share of Rosneft’s profit before interest and tax for each year-to-date period is calculated by translating the amounts reported in Russian roubles into US dollars using the average exchange rate for the year to date. BP's share of Rosneft’s earnings after finance costs, taxation and non-controlling interests, as adjusted, is included in the BP group income statement within profit before interest and taxation.

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Other businesses and corporate

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014
(432)	(455)	(378)	Profit (loss) before interest and tax	(1,141)	(1,363)
–	–	–	Inventory holding (gains) losses*	–	–
(432)	(455)	(378)	RC profit (loss) before interest and tax	(1,141)	(1,363)
139	54	147	Net charge (credit) for non-operating items*	219	143
(293)	(401)	(231)	Underlying RC profit (loss) before interest and tax*	(922)	(1,220)
			Underlying RC profit (loss) before interest and tax
(102)	(144)	(126)	US	(332)	(427)
(191)	(257)	(105)	Non-US	(590)	(793)
(293)	(401)	(231)		(922)	(1,220)
			Non-operating items
(144)	(10)	(127)	US	(138)	(141)
5	(44)	(20)	Non-US	(81)	(2)
(139)	(54)	(147)		(219)	(143)
			RC profit (loss) before interest and tax
(246)	(154)	(253)	US	(470)	(568)
(186)	(301)	(125)	Non-US	(671)	(795)
(432)	(455)	(378)		(1,141)	(1,363)

Other businesses and corporate comprises biofuels and wind businesses, shipping, treasury (which includes interest income on the group's cash and cash equivalents), and corporate activities including centralized functions.

Financial results

The replacement cost loss before interest and tax for the third quarter and nine months was $378 million and $1,141 million respectively, compared with $432 million and $1,363 million for the same periods in 2014.

The third-quarter result included a net non-operating charge of $147 million, compared with a net non-operating charge of $139 million a year ago. For the nine months, the net non-operating charge was $219 million, compared with a net non-operating charge of $143 million a year ago.

After adjusting for non-operating items, the underlying replacement cost loss before interest and tax for the third quarter and nine months was $231 million and $922 million respectively, compared with $293 million and $1,220 million for the same periods in 2014. The nine-months charge is lower compared with the same period in 2014 mainly reflecting benefits from our simplification programmes and improved performance in our other businesses.

Biofuels

The net ethanol-equivalent production (which includes ethanol and sugar) for the third quarter and nine months was 359 million litres and 606 million litres respectively, compared with 255 million litres and 411 million litres for the same periods in 2014.

Wind

Net wind generation capacity*(a) was 1,588MW at 30 September 2015, compared with 1,590MW at 30 September 2014. BP’s net share of wind generation for the third quarter and nine months was 894GWh and 3,171GWh respectively, compared with 837GWh and 3,377GWh for the same periods in 2014.

(a)	Capacity figures include 32MW in the Netherlands managed by our Downstream segment.

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Gulf of Mexico oil spill

We announced on 2 July 2015 that BP Exploration & Production Inc. has reached agreements in principle with the US federal government and five Gulf states to settle all outstanding federal and state claims arising from the Deepwater Horizon oil spill. On 5 October 2015 the United States lodged the proposed Consent Decree with the court and BP entered into a definitive Settlement Agreement with the five Gulf states. The proposed Consent Decree and the Settlement Agreement are conditional upon each other and neither will become effective unless there is final court approval of the Consent Decree. Public comments on the proposed Consent Decree will be accepted until early December 2015 and a hearing has been scheduled by the court to consider approval of the Consent Decree in March 2016. The proposed Consent Decree and the Settlement Agreement do not cover claims relating to the 2012 class action settlements with the Plaintiffs’ Steering Committee, including business economic loss claims; private claims from other litigants not included within or who opted out of the class action settlements; or private securities litigation in MDL 2185.

A condition of the 2 July 2015 agreements in principle was that local government entities execute releases to BP’s satisfaction. BP has accepted releases received from the vast majority of local government entities and payments required under those releases were made during the third quarter.

For further details see Note 2 on page 16 and Legal proceedings on page 32.

Financial update

The replacement cost loss before interest and tax for the third quarter and nine months was $311 million and $11,381 million respectively, compared with $33 million and $313 million for the same periods last year. The third-quarter loss reflects additional business economic loss claims under the Plaintiffs’ Steering Committee settlements and adjustments to other provisions, as well as the ongoing costs of the Gulf Coast Restoration Organization. The loss for the first nine months also includes amounts provided for the agreements described above, and additional increases in the provision for business economic loss claims, associated claims administration costs and other items. The cumulative pre-tax charge recognized to date amounts to $55.0 billion.

The cumulative income statement charge does not include amounts for obligations that BP currently considers are not possible to measure reliably. The total amounts that will ultimately be paid by BP in relation to the incident will be dependent on many factors, as discussed under Provisions and contingent liabilities in Note 2 on page 18. These could have a material impact on our consolidated financial position, results and cash flows.

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Financial statements

Group income statement

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014

93,904	60,646	54,730	Sales and other operating revenues (Note 4)	169,572	279,571
119	156	327	Earnings from joint ventures – after interest and tax	587	389
272	670	504	Earnings from associates – after interest and tax	1,536	2,283
117	195	151	Interest and other income	466	605
355	133	167	Gains on sale of businesses and fixed assets	438	734
94,767	61,800	55,879	Total revenues and other income	172,599	283,582
75,492	44,748	41,063	Purchases	123,747	221,496
6,562	17,185	6,407	Production and manufacturing expenses	30,592	20,373
744	173	238	Production and similar taxes (Note 5)	773	2,546
3,956	3,765	3,737	Depreciation, depletion and amortization	11,338	11,297
			Impairment and losses on sale of businesses
997	286	40	and fixed assets	523	2,197
840	902	356	Exploration expense	1,430	2,177
3,207	2,989	2,699	Distribution and administration expenses	8,471	9,387
2,969	(8,248)	1,339	Profit (loss) before interest and taxation	(4,275)	14,109
285	289	398	Finance costs	968	849
			Net finance expense relating to pensions and
73	75	76	other post-retirement benefits	228	232
2,611	(8,612)	865	Profit (loss) before taxation	(5,471)	13,028
1,287	(2,829)	809	Taxation	(2,395)	4,652
1,324	(5,783)	56	Profit (loss) for the period	(3,076)	8,376
			Attributable to
1,290	(5,823)	46	BP shareholders	(3,175)	8,187
34	40	10	Non-controlling interests	99	189
1,324	(5,783)	56		(3,076)	8,376

			Earnings per share (Note 6)
			Profit (loss) for the period attributable to
			BP shareholders
			Per ordinary share (cents)
7.01	(31.83)	0.25	Basic	(17.35)	44.40
6.97	(31.83)	0.25	Diluted	(17.35)	44.14
			Per ADS (dollars)
0.42	(1.91)	0.02	Basic	(1.04)	2.66
0.42	(1.91)	0.02	Diluted	(1.04)	2.65

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Financial statements (continued)

Group statement of comprehensive income

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014

1,324	(5,783)	56	Profit (loss) for the period	(3,076)	8,376
			Other comprehensive income
			Items that may be reclassified subsequently
			to profit or loss
(3,434)	698	(2,247)	Currency translation differences	(3,161)	(3,342)
			Exchange gains (losses) on translation of foreign
			operations reclassified to gain or loss on sale of
(3)	16	7	businesses and fixed assets	23	(3)
–	1	–	Available-for-sale investments marked to market	1	(1)
			Available-for-sale investments reclassified to the
–	–	–	income statement	–	1
(144)	128	(70)	Cash flow hedges marked to market	(154)	(44)
			Cash flow hedges reclassified to the
(21)	81	65	income statement	220	(90)
(8)	4	7	Cash flow hedges reclassified to the balance sheet	16	(11)
			Share of items relating to equity-accounted
(144)	329	(830)	entities, net of tax(a)	(581)	(166)
(13)	(92)	268	Income tax relating to items that may be reclassified	300	(4)
(3,767)	1,165	(2,800)		(3,336)	(3,660)
			Items that will not be reclassified to profit or loss
			Remeasurements of the net pension and other
(1,051)	2,688	(551)	post-retirement benefit liability or asset	1,569	(1,765)
			Share of items relating to equity-accounted
–	–	(1)	entities, net of tax	(1)	5
			Income tax relating to items that will not be
257	(754)	80	reclassified	(516)	478
(794)	1,934	(472)		1,052	(1,282)
(4,561)	3,099	(3,272)	Other comprehensive income	(2,284)	(4,942)
(3,237)	(2,684)	(3,216)	Total comprehensive income	(5,360)	3,434
			Attributable to
(3,257)	(2,732)	(3,204)	BP shareholders	(5,423)	3,252
20	48	(12)	Non-controlling interests	63	182
(3,237)	(2,684)	(3,216)		(5,360)	3,434

(a)
Includes the effects of hedge accounting adopted by Rosneft from 1 October 2014 in relation to a portion of future export revenue denominated in US dollars. For further information see BP Annual Report and Form 20-F 2014 – Financial statements – Note 15.

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Financial statements (continued)

Group statement of changes in equity

	BP
	shareholders’	Non-controlling	Total
$ million	equity	interests	equity

At 1 January 2015	111,441	1,201	112,642

Total comprehensive income	(5,423)	63	(5,360)
Dividends	(5,118)	(71)	(5,189)
Share-based payments, net of tax	486	–	486
Share of equity-accounted entities’ changes in equity,
net of tax	(3)	–	(3)
Transactions involving non-controlling interests	–	23	23
At 30 September 2015	101,383	1,216	102,599

	BP
	shareholders’	Non-controlling	Total
$ million	equity	interests	equity

At 1 January 2014	129,302	1,105	130,407

Total comprehensive income	3,252	182	3,434
Dividends	(4,121)	(215)	(4,336)
Repurchases of ordinary share capital	(3,147)	–	(3,147)
Share-based payments, net of tax	452	–	452
Share of equity-accounted entities’ changes in equity,
net of tax	80	–	80
Transactions involving non-controlling interests	–	4	4
At 30 September 2014	125,818	1,076	126,894

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Financial statements (continued)

Group balance sheet

	30 September	31 December
$ million	2015	2014
Non-current assets
Property, plant and equipment	130,124	130,692
Goodwill	11,692	11,868
Intangible assets	19,232	20,907
Investments in joint ventures	9,129	8,753
Investments in associates	9,804	10,403
Other investments	1,019	1,228
Fixed assets	181,000	183,851
Loans	544	659
Trade and other receivables	2,282	4,787
Derivative financial instruments	4,559	4,442
Prepayments	951	964
Deferred tax assets	1,850	2,309
Defined benefit pension plan surpluses	571	31
	191,757	197,043
Current assets
Loans	332	333
Inventories	16,933	18,373
Trade and other receivables	25,862	31,038
Derivative financial instruments	3,824	5,165
Prepayments	2,038	1,424
Current tax receivable	607	837
Other investments	244	329
Cash and cash equivalents	31,702	29,763
	81,542	87,262
Total assets	273,299	284,305
Current liabilities
Trade and other payables	34,700	40,118
Derivative financial instruments	2,844	3,689
Accruals	5,825	7,102
Finance debt	8,982	6,877
Current tax payable	1,318	2,011
Provisions	4,494	3,818
	58,163	63,615
Non-current liabilities
Other payables	2,908	3,587
Derivative financial instruments	3,908	3,199
Accruals	964	861
Finance debt	48,423	45,977
Deferred tax liabilities	9,845	13,893
Provisions	36,578	29,080
Defined benefit pension plan and other post-retirement benefit plan deficits	9,911	11,451
	112,537	108,048
Total liabilities	170,700	171,663
Net assets	102,599	112,642
Equity
BP shareholders’ equity	101,383	111,441
Non-controlling interests	1,216	1,201
	102,599	112,642

Top of page 15
Financial statements (continued)

Condensed group cash flow statement

Third	Second	Third			Nine	Nine
quarter	quarter	quarter			months	months
2014	2015	2015		$ million	2015	2014
				Operating activities
2,611	(8,612)	865		Profit (loss) before taxation	(5,471)	13,028
				Adjustments to reconcile profit (loss) before taxation
				to net cash provided by operating activities
				Depreciation, depletion and amortization and
4,602	4,571	3,971		exploration expenditure written off	12,470	12,977
				Impairment and (gain) loss on sale of businesses
642	153	(127)		and fixed assets	85	1,463
				Earnings from equity-accounted entities, less
527	(654)	(295)		dividends received	(1,225)	(1,237)
				Net charge for interest and other finance expense,
114	13	196		less net interest paid	338	281
153	255	137		Share-based payments	154	437
				Net operating charge for pensions and other post-
				retirement benefits, less contributions and benefit
(92)	(30)	(41)		payments for unfunded plans	(128)	(299)
705	10,700	113		Net charge for provisions, less payments	11,201	568
				Movements in inventories and other current and
1,744	492	1,231		non-current assets and liabilities	(2,135)	2,083
(1,607)	(602)	(867)		Income taxes paid	(1,962)	(3,794)
9,399	6,286	5,183		Net cash provided by operating activities	13,327	25,507
				Investing activities
(5,256)	(4,529)	(4,357)		Capital expenditure	(13,522)	(16,646)
(3)	–	33		Acquisitions, net of cash acquired	33	(13)
(78)	(54)	(55)		Investment in joint ventures	(178)	(114)
(73)	(218)	(119)		Investment in associates	(424)	(208)
391	308	88		Proceeds from disposal of fixed assets	1,049	1,596
				Proceeds from disposal of businesses, net of
194	224	200		cash disposed	1,511	791
9	45	61		Proceeds from loan repayments	109	79
(4,816)	(4,224)	(4,149)		Net cash used in investing activities	(11,422)	(14,515)
				Financing activities
(1,623)	–	–		Net repurchase of shares	–	(3,796)
2,780	83	117		Proceeds from long-term financing	7,988	9,615
(388)	(542)	(18)		Repayments of long-term financing	(2,867)	(3,345)
(527)	(13)	(115)		Net increase (decrease) in short-term debt	597	(507)
(1,122)	(1,691)	(1,718)	Dividends paid	– BP shareholders	(5,118)	(4,121)
(62)	(30)	(29)		– non-controlling interests	(71)	(215)
(942)	(2,193)	(1,763)		Net cash provided by (used in) financing activities	529	(2,369)
				Currency translation differences relating to cash
(418)	286	(158)		and cash equivalents	(495)	(414)
3,223	155	(887)		Increase (decrease) in cash and cash equivalents	1,939	8,209
27,506	32,434	32,589		Cash and cash equivalents at beginning of period	29,763	22,520
30,729	32,589	31,702		Cash and cash equivalents at end of period	31,702	30,729

Top of page 16
Financial statements (continued)

Notes

1.       Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

The results for the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2014 included in the BP Annual Report and Form 20-F 2014.

BP prepares its consolidated financial statements included within BP Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union (EU) and in accordance with the provisions of the UK Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the periods presented.

The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing BP Annual Report and Form 20-F 2015, which do not differ significantly from those used in BP Annual Report and Form 20-F 2014.

2.       Gulf of Mexico oil spill

(a) Overview

As a consequence of the Gulf of Mexico oil spill, BP continues to incur various costs and has also recognized liabilities for future costs. The information presented in this note should be read in conjunction with BP Annual Report and Form 20-F 2014 – Financial statements – Note 2 and Legal proceedings on page 228 and on page 32 of this report.

The group income statement includes a pre-tax charge of $426 million for the third quarter and $11,513 million for the nine months of 2015 in relation to the Gulf of Mexico oil spill. The third-quarter charge reflects additional business economic loss claims under the Plaintiffs’ Steering Committee (PSC) settlement, finance costs and adjustments to provisions due to discounting effects, as well as the ongoing costs of the Gulf Coast Restoration Organization. The cumulative pre-tax income statement charge since the incident, in April 2010, amounts to $55,008 million.

The cumulative income statement charge does not include amounts for obligations that BP considers are not possible, at this time, to measure reliably. For further information, see Provisions and contingent liabilities below.

The agreements in principle signed on 2 July 2015 to settle all federal and state claims and claims made by more than 400 local government entities were subject to execution of definitive agreements, including a Consent Decree with the United States and Gulf states with respect to the Clean Water Act penalty and natural resource damages and other claims, a Settlement Agreement with five Gulf states with respect to state claims for economic loss, property damage and other claims, and resolution to BP’s satisfaction of the economic loss, property damage and other claims with more than 400 local government entities. During the third quarter, the United States lodged with the court in MDL 2179 a proposed Consent Decree between the United States, the Gulf states and BP, and the Settlement Agreement with the five Gulf states was executed. The proposed Consent Decree is available for public comment until early December 2015 and is subject to final court approval. The Consent Decree and Settlement Agreement with the five Gulf states are conditional upon each other and neither will become effective unless there is final court approval of the Consent Decree. BP has accepted releases received from the vast majority of local government entities and payments required under those releases were made during the third quarter. For more information on the proposed Consent Decree and Settlement Agreement see Legal proceedings on page 32.

The agreements described above (the Agreements) significantly reduce the uncertainties faced by BP following the Gulf of Mexico oil spill in 2010. There continues to be uncertainty regarding the outcome or resolution of current or future litigation and the extent and timing of costs and liabilities relating to the incident not covered by the Agreements. The total amounts that will ultimately be paid by BP in relation to the incident will be dependent on many factors, as discussed under Provisions and contingent liabilities below, including in relation to any new information or future developments. These uncertainties could have a material impact on our consolidated financial position, results and cash flows.

Top of page 17
Financial statements (continued)

Notes

2.       Gulf of Mexico oil spill (continued)

The amounts set out below reflect the impacts on the financial statements of the Gulf of Mexico oil spill for the periods presented. The income statement, balance sheet and cash flow statement impacts are included within the relevant line items in those statements as set out below.

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014
			Income statement
33	10,747	311	Production and manufacturing expenses	11,381	313
(33)	(10,747)	(311)	Profit (loss) before interest and taxation	(11,381)	(313)
10	8	115	Finance costs	132	29
(43)	(10,755)	(426)	Profit (loss) before taxation	(11,513)	(342)
45	3,601	(87)	Taxation	3,626	99
2	(7,154)	(513)	Profit (loss) for the period	(7,887)	(243)

	30 September	31 December
$ million	2015	2014
Balance sheet
Current assets
Trade and other receivables	1,205	1,154
Current liabilities
Trade and other payables	(797)	(655)
Accruals	(40)	–
Provisions	(2,523)	(1,702)
Net current assets (liabilities)	(2,155)	(1,203)
Non-current assets
Trade and other receivables	223	2,701
Non-current liabilities
Other payables	(2,068)	(2,412)
Accruals	(187)	(169)
Provisions	(14,304)	(6,903)
Deferred tax	5,334	1,723
Net non-current assets (liabilities)	(11,002)	(5,060)
Net assets (liabilities)	(13,157)	(6,263)

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014
			Cash flow statement - Operating activities
(43)	(10,755)	(426)	Profit (loss) before taxation	(11,513)	(342)
			Adjustments to reconcile profit (loss)
			before taxation to net cash provided by
			operating activities
			Net charge for interest and other finance
10	8	115	expense, less net interest paid	132	29
586	10,607	235	Net charge for provisions, less payments	11,069	605
			Movements in inventories and other current
(846)	34	(135)	and non-current assets and liabilities	(696)	(1,457)
(293)	(106)	(211)	Pre-tax cash flows	(1,008)	(1,165)

Net cash from operating activities relating to the Gulf of Mexico oil spill, on a post-tax basis, amounted to an outflow of $196 million and an outflow of $993 million in the third quarter and nine months of 2015 respectively. For the same periods in 2014, the amounts were an inflow of $42 million and an outflow of $313 million respectively.

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Financial statements (continued)

Notes

2.       Gulf of Mexico oil spill (continued)

Trust fund

BP established the Deepwater Horizon Oil Spill Trust (the Trust), funded in the amount of $20 billion, to satisfy legitimate individual and business claims, state and local government claims resolved by BP, final judgments and settlements, state and local response costs, and natural resource damages and related costs. Fines and penalties are not covered by the trust fund.

The funding of the Trust was completed in 2012. The obligation to fund the $20-billion trust fund, adjusted to take account of the time value of money, was recognized in full in 2010 and charged to the income statement. An asset has been recognized representing BP’s right to receive reimbursement from the trust fund. This is the portion of the estimated future expenditure provided for that will be settled by payments from the trust fund. During 2014, cumulative charges to be paid by the Trust reached $20 billion. Subsequent additional costs, over and above those provided within the $20 billion, are expensed to the income statement as incurred.

At 30 September 2015, $1,428 million of the provisions and payables are eligible to be paid from the Trust. The reimbursement asset is recorded within other receivables on the balance sheet, of which $1,205 million is classified as current and $223 million as non-current. During the third quarter of 2015, $1,376 million of provisions and $37 million of payables were paid from the Trust.

At 30 September 2015, the aggregate cash balances in the Trust and the associated qualifying settlement funds amounted to $2.2 billion, including $0.7 billion remaining in the seafood compensation fund which has yet to be distributed and $0.3 billion held for natural resource damage early restoration projects. When the cash balances in the trust funds are exhausted, payments in respect of legitimate claims and other costs will be made directly by BP.

(b) Provisions and contingent liabilities

BP has recorded certain provisions and disclosed certain contingent liabilities as a consequence of the Gulf of Mexico oil spill. These are described below and in more detail in BP Annual Report and Form 20-F 2014 – Financial statements – Note 2.

Provisions

BP has recorded provisions relating to the Gulf of Mexico oil spill in relation to environmental expenditure, litigation and claims, and Clean Water Act penalties. Movements in each class of provision during the third quarter and nine months are presented in the table below.

			Litigation	Clean
			and	Water Act
$ million		Environmental	claims	penalties	Total
At 1 July 2015		6,185	7,598	4,210	17,993
Net increase (decrease) in provision		(42)	443	(39)	362
Unwinding of discount		46	25	34	105
Change in discount rate		(34)	(15)	(26)	(75)
Reclassified to other payables		(130)	–	–	(130)
Utilization	– paid by BP	–	(52)	–	(52)
	– paid by the trust fund	(21)	(1,355)	–	(1,376)
At 30 September 2015		6,004	6,644	4,179	16,827
Of which	– current	244	2,279	–	2,523
	– non-current	5,760	4,365	4,179	14,304

			Litigation	Clean
			and	Water Act
		Environmental	claims	penalties	Total
	$ million
	At 1 January 2015	1,141	3,954	3,510	8,605
	Net increase (decrease) in provision	5,402	5,257	661	11,320
	Unwinding of discount	47	25	34	106
	Change in discount rate	(34)	(15)	(26)	(75)
	Reclassified to other payables	(459)	(125)	–	(584)
Utilization	– paid by BP	(22)	(154)	–	(176)
	– paid by the trust fund	(71)	(2,298)	–	(2,369)
	At 30 September 2015	6,004	6,644	4,179	16,827

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Financial statements (continued)

Notes

2.       Gulf of Mexico oil spill (continued)

Environmental
The environmental provision includes amounts payable for natural resource damage costs under the proposed Consent Decree. These amounts are payable in instalments over 16 years commencing one year after the court approves the Consent Decree; the majority of the unpaid balance of this natural resource damages settlement accrues interest at a fixed rate. The remaining amounts payable under the $1-billion early restoration framework agreement with natural resource trustees for the US and five Gulf states are also included in environmental provisions.

Litigation and claims
The litigation and claims provision includes amounts that can be estimated reliably for the future cost of settling claims by individuals and businesses for damage to real or personal property, lost profits or impairment of earning capacity and loss of subsistence use of natural resources (Individual and Business Claims), and amounts provided under the Agreements in relation to state claims that have not yet been paid. Claims administration costs and legal costs have also been provided for. Amounts that cannot be measured reliably and which have therefore not been provided for are described under Contingent liabilities below.

Litigation and claims – PSC settlement
BP has provided for its best estimate of the cost associated with the 2012 PSC settlement agreements with the exception of the cost of business economic loss claims, except where an eligibility notice has been issued and is not subject to appeal by BP within the claims facility. See BP Annual Report and Form 20-F 2014 – Financial statements – Note 2 and Legal proceedings on pages 228-237 for further details on the settlements with the PSC and related matters.

Management believes that no reliable estimate can currently be made of any business economic loss claims not yet processed or processed but not yet paid, except where an eligibility notice has been issued and is not subject to appeal by BP within the claims facility.

The submission deadline for business economic loss claims passed on 8 June 2015; no further claims to the claims facility may be submitted. A significant number of business economic loss claims have been received but have not yet been processed and it is not possible to quantify the total value of the claims.

A revised policy for the matching of revenue and expenses for business economic loss claims was introduced in May 2014 and, of the claims assessable under the new policy, the majority have not yet been determined at this time. Uncertainties regarding the proper application of the revised policy to particular claims and categories of claims continue to arise as the claims administrator has applied the revised policy. There have been no, or only a small number of, claim determinations made under some of the specialized frameworks that have been put in place for particular industries and so determinations to date may not be representative of the total population of claims. In addition, while detailed data on pre-determination claims is not available due to a court order to protect claimant confidentiality, aggregated pre-determination data has recently been provided. While this data does provide some insights, it is not at a sufficient level of detail to obtain a complete or clear understanding of the composition of the underlying claims population.

There is limited data available to build up a track record of claims determinations under the policies and protocols that are now being applied following resolution of the matching and causation issues. We are unable to reliably estimate future trends of the number and proportion of claims that will be determined to be eligible, nor can we reliably estimate the value of such claims. A provision for such business economic loss claims will be established when these uncertainties are resolved and a reliable estimate can be made of the liability.

The current estimate for the total cost of those elements of the PSC settlement that BP considers can be reliably estimated, including amounts already paid, is $11.8 billion. The Deepwater Horizon Court Supervised Settlement Program (DHCSSP) has issued eligibility notices, many of which are disputed by BP, in respect of business economic loss claims of approximately $371 million which have not been provided for. The total cost of the PSC settlement is likely to be significantly higher than the amount recognized to date of $11.8 billion because the current estimate does not reflect business economic loss claims not yet processed or processed but not yet paid, except where an eligibility notice has been issued and is not subject to appeal by BP within the claims facility.

Top of page 20
Financial statements (continued)

Notes

2.       Gulf of Mexico oil spill (continued)

There continues to be a high level of uncertainty in relation to the amounts that ultimately will be paid in relation to current claims as described above and the outcomes of any further litigation including by parties excluded from, or parties who opted out of, the PSC settlement, as well as uncertainty arising from the PSC’s appeal to the Fifth Circuit of the District Court’s 31 March 2015 decision to deny its motion seeking to alter or amend the revised matching policy for business economic loss claims. There is also uncertainty as to the cost of administering the claims process under the DHCSSP and in relation to future legal costs. The timing of payment of provisions related to the PSC settlement is dependent upon ongoing claims facility activity and is therefore also uncertain.

Litigation and claims – other claims
The provision recognized for litigation and claims includes amounts agreed under the Agreements in relation to state claims. The amount provided in respect of state claims is payable over 18 years from the date the court approves the Consent Decree, of which $1 billion is due following the court approval of the Consent Decree. The vast majority of local government entities who filed claims have issued releases, which were accepted by BP; amounts due under those releases were paid during the third quarter.

Clean Water Act penalties
A provision has been recognized for penalties under Section 311 of the Clean Water Act, as determined in the Agreements. The amount is payable in instalments over 15 years, commencing one year after the court approves the Consent Decree. The unpaid balance of this penalty accrues interest at a fixed rate.

Provision movements and analysis of income statement charge
A net increase in provisions of $362 million and $11,320 million was recognized for the third quarter and nine months respectively. The third-quarter net increase arises primarily due to an increase in the litigation and claims provision for business economic loss claims. The remainder of the income statement charge mainly relates to finance costs and adjustments to provisions due to discounting effects. The net increase for the nine months also includes amounts provided for the Agreements, and additional increases in the litigation and claims provision for business economic loss claims, associated claims administration costs and other items. The following table shows an analysis of the income statement charge.

		Third	Nine	Cumulative
		quarter	months	since the
	$ million	2015	2015	incident
	Environmental costs	(76)	5,427	8,650
	Spill response costs	–	–	14,304
	Litigation and claims costs	428	5,242	32,022
	Clean Water Act penalties – amount provided	(65)	635	4,145
	Other costs charged directly to the income statement	24	77	1,334
	Recoveries credited to the income statement	–	–	(5,681)
	Charge (credit) related to the trust fund	–	–	(137)
	Other costs of the trust fund	–	–	8
	Loss before interest and taxation	311	11,381	54,645
Finance costs	– related to the trust funds	–	–	137
	– not related to the trust funds	115	132	226
	Loss before taxation	426	11,513	55,008

Further information on provisions is provided in BP Annual Report and Form 20-F 2014 – Financial statements – Note 2.

Top of page 21
Financial statements (continued)

Notes

2.       Gulf of Mexico oil spill (continued)

Contingent liabilities

BP currently considers that it is not possible to measure reliably other obligations arising from the incident, including:

•
Claims asserted in civil litigation, including any further litigation by parties excluded from, or parties who opted out of, the PSC settlement, including as set out in Legal proceedings on pages 228-237 of BP Annual Report and Form 20-F 2014, except for claims covered by the Agreements.

•
The cost of business economic loss claims under the PSC settlement not yet processed or processed but not yet paid (except where an eligibility notice has been issued and is not subject to appeal by BP within the claims facility).

•	Any obligation that may arise from securities-related litigation.

•	Any obligation in relation to other potential private or non-US government litigation or claims (except for those items provided for as described above under Provisions).

It is not practicable to estimate the magnitude or possible timing of payment of these contingent liabilities.

As a result of the Agreements, contingent liabilities are no longer disclosed in relation to Clean Water Act penalties, natural resource damages and state claims and the vast majority of local government entity claims. See additional information on the Agreements above and in Legal proceedings on page 32.

The magnitude and timing of all possible obligations in relation to the Gulf of Mexico oil spill continue to be subject to uncertainty.

See also BP Annual Report and Form 20-F 2014 – Financial statements – Note 2.

3.        Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014
3,311	228	743	Upstream	1,343	12,019
1,231	1,628	2,562	Downstream	6,273	2,958
107	510	382	Rosneft	1,075	1,649
(432)	(455)	(378)	Other businesses and corporate	(1,141)	(1,363)
4,217	1,911	3,309		7,550	15,263
(33)	(10,747)	(311)	Gulf of Mexico oil spill response	(11,381)	(313)
370	(39)	67	Consolidation adjustment – UPII*	(101)	384
4,554	(8,875)	3,065	RC profit (loss) before interest and tax	(3,932)	15,334
			Inventory holding gains (losses)*
1	(3)	(27)	Upstream	(12)	(6)
(1,566)	606	(1,687)	Downstream	(381)	(1,256)
(20)	24	(12)	Rosneft (net of tax)	50	37
2,969	(8,248)	1,339	Profit (loss) before interest and tax	(4,275)	14,109
285	289	398	Finance costs	968	849
			Net finance expense relating to pensions
73	75	76	and other post-retirement benefits	228	232
2,611	(8,612)	865	Profit (loss) before taxation	(5,471)	13,028

			RC profit (loss) before interest and tax*
1,800	(10,641)	324	US	(10,814)	4,568
2,754	1,766	2,741	Non-US	6,882	10,766
4,554	(8,875)	3,065		(3,932)	15,334

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Financial statements (continued)

Notes

4.        Sales and other operating revenues

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014
			By segment
15,879	11,036	10,357	Upstream	33,023	49,624
87,068	55,332	49,499	Downstream	152,956	258,237
530	512	552	Other businesses and corporate	1,492	1,373
103,477	66,880	60,408		187,471	309,234

			Less: sales and other operating revenues
			between segments
9,427	5,590	5,809	Upstream	16,962	28,373
(73)	402	(377)	Downstream	201	641
219	242	246	Other businesses and corporate	736	649
9,573	6,234	5,678		17,899	29,663

			Third party sales and other operating revenues
6,452	5,446	4,548	Upstream	16,061	21,251
87,141	54,930	49,876	Downstream	152,755	257,596
311	270	306	Other businesses and corporate	756	724
			Total third party sales and other operating
93,904	60,646	54,730	revenues	169,572	279,571

			By geographical area
34,678	21,824	20,680	US	61,345	105,010
66,402	43,130	37,778	Non-US	119,596	200,010
101,080	64,954	58,458		180,941	305,020
			Less: sales and other operating revenues
7,176	4,308	3,728	between areas	11,369	25,449
93,904	60,646	54,730		169,572	279,571

5. Production and similar taxes

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014
140	33	30	US	97	634
604	140	208	Non-US	676	1,912
744	173	238		773	2,546

6. Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

Top of page 23

Financial statements (continued)

Notes

6. Earnings per share and shares in issue (continued)

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014
			Results for the period
			Profit (loss) for the period
1,290	(5,823)	46	attributable to BP shareholders	(3,175)	8,187
–	1	–	Less: preference dividend	1	1
			Profit (loss) attributable to BP
1,290	(5,824)	46	ordinary shareholders	(3,176)	8,186

			Number of shares (thousand)(a)(b)
			Basic weighted average number
18,390,006	18,299,877	18,329,701	of shares outstanding	18,304,504	18,436,995
3,065,001	3,049,979	3,054,950	ADS equivalent	3,050,750	3,072,832

			Weighted average number of
			shares outstanding used to
18,499,505	18,299,877	18,371,656	calculate diluted earnings per share	18,304,504	18,544,448
3,083,250	3,049,979	3,061,942	ADS equivalent	3,050,750	3,090,741

18,311,461	18,318,924	18,349,963	Shares in issue at period-end	18,349,963	18,311,461
3,051,910	3,053,154	3,058,327	ADS equivalent	3,058,327	3,051,910

(a)	Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.
(b)
If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share.

7. Dividends

Dividends payable

BP today announced an interim dividend of 10.00 cents per ordinary share which is expected to be paid on 18 December 2015 to shareholders and American Depositary Share (ADS) holders on the register on 6 November 2015. The corresponding amount in sterling is due to be announced on 7 December 2015, calculated based on the average of the market exchange rates for the four dealing days commencing on 1 December 2015. Holders of ADSs are expected to receive $0.600 per ADS (less applicable fees). A scrip dividend alternative is available, allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs. Details of the third-quarter dividend and timetable are available at bp.com/dividends and details of the scrip dividend programme are available at bp.com/scrip.

Dividends paid

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015		2015	2014
			Dividends paid per ordinary share
9.750	10.000	10.000	cents	30.000	29.000
5.959	6.530	6.549	pence	19.749	17.473
58.50	60.00	60.00	Dividends paid per ADS (cents)	180.00	174.00
			Scrip dividends
85.2	18.9	18.5	Number of shares issued (millions)	53.1	151.9
672	134	110	Value of shares issued ($ million)	353	1,223

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Financial statements (continued)

Notes

8. Net debt*

Net debt ratio*

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014
53,610	57,104	57,405	Gross debt	57,405	53,610
			Fair value (asset) liability of hedges
(434)	315	(57)	related to finance debt(a)	(57)	(434)
53,176	57,419	57,348		57,348	53,176
30,729	32,589	31,702	Less: cash and cash equivalents	31,702	30,729
22,447	24,830	25,646	Net debt	25,646	22,447
126,894	107,351	102,599	Equity	102,599	126,894
15.0%	18.8%	20.0%	Net debt ratio	20.0%	15.0%

Analysis of changes in net debt

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014
			Opening balance
52,906	57,731	57,104	Finance debt	52,854	48,192
			Fair value (asset) liability of hedges
(1,001)	(174)	315	related to finance debt(a)	(445)	(477)
27,506	32,434	32,589	Less: cash and cash equivalents	29,763	22,520
24,399	25,123	24,830	Opening net debt	22,646	25,195
			Closing balance
53,610	57,104	57,405	Finance debt	57,405	53,610
			Fair value (asset) liability of hedges
(434)	315	(57)	related to finance debt(a)	(57)	(434)
30,729	32,589	31,702	Less: cash and cash equivalents	31,702	30,729
22,447	24,830	25,646	Closing net debt	25,646	22,447
1,952	293	(816)	Decrease (increase) in net debt	(3,000)	2,748
			Movement in cash and cash equivalents
3,641	(131)	(729)	(excluding exchange adjustments)	2,434	8,623
			Net cash outflow (inflow) from financing
(1,865)	472	16	(excluding share capital and dividends)	(5,718)	(5,763)
(38)	(1)	40	Other movements	50	(432)
			Movement in net debt before
1,738	340	(673)	exchange effects	(3,234)	2,428
214	(47)	(143)	Exchange adjustments	234	320
1,952	293	(816)	Decrease (increase) in net debt	(3,000)	2,748

(a)
Derivative financial instruments entered into for the purpose of managing interest rate and foreign currency exchange risk associated with net debt with a fair value liability position of $1,349 million (second quarter 2015 liability of $1,357 million and third quarter 2014 liability of $420 million) are not included in the calculation of net debt shown above as hedge accounting was not applied for these instruments.

9. Inventory valuation

A provision of $722 million was held at 30 September 2015 ($590 million at 30 June 2015 and $1,006 million at 30 September 2014) to write inventories down to their net realizable value. The net movement charged to the income statement during the third quarter 2015 was $144 million (second quarter 2015 was a credit of $210 million and third quarter 2014 was a charge of $554 million).

Top of page 25

Financial statements (continued)

Notes

10. Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 26 October 2015, is unaudited and does not constitute statutory financial statements. BP Annual Report and Form 20-F 2014 has been filed with the Registrar of Companies in England and Wales. The report of the auditor on those accounts was unqualified and contained an emphasis of matter paragraph relating to significant uncertainty over provisions and contingencies related to the Gulf of Mexico oil spill. The report of the auditor on those accounts did not contain a statement under section 498(2) or section 498(3) of the UK Companies Act 2006.

The independent review report of the auditors on the second quarter and half year 2015 results announcement dated 27 July 2015 did not contain an emphasis of matter paragraph.

Top of page 26
Additional information

Capital expenditure and acquisitions

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014
			By segment
			Upstream
1,510	991	1,121	US	3,247	4,643
2,973	3,112	2,673	Non-US(a)(b)	8,681	10,023
4,483	4,103	3,794		11,928	14,666
			Downstream
239	190	143	US	478	677
458	306	269	Non-US	774	1,180
697	496	412		1,252	1,857
			Other businesses and corporate
28	6	11	US	33	44
141	53	53	Non-US	180	480
169	59	64		213	524
5,349	4,658	4,270		13,393	17,047
			By geographical area
1,777	1,187	1,275	US	3,758	5,364
3,572	3,471	2,995	Non-US(a)(b)	9,635	11,683
5,349	4,658	4,270		13,393	17,047
			Included above:
24	15	(16)	Acquisitions and asset exchanges	27	270
–	150	–	Other inorganic capital expenditure(a)(b)	150	442

(a)	Nine months 2014 includes $442 million relating to the purchase of additional 3.3% equity in Shah Deniz, Azerbaijan and the South Caucasus Pipeline.
(b)	Second quarter and nine months 2015 includes a $150-million deposit paid relating to the agreed purchase of a 20% participatory interest in Taas-Yuryakh Neftegazodobycha, a Rosneft subsidiary.

Capital expenditure shown in the table above is presented on an accruals basis.

Top of page 27
Additional information (continued)

Non-operating items*

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014
			Upstream
			Impairment and gain (loss) on sale of businesses
(248)	(194)	(44)	and fixed assets(a)	(351)	(891)
(59)	–	(35)	Environmental and other provisions	(24)	(59)
–	(67)	(92)	Restructuring, integration and rationalization costs	(340)	–
113	21	40	Fair value gain (loss) on embedded derivatives	102	243
(307)	4	13	Other(a)	17	(34)
(501)	(236)	(118)		(596)	(741)
			Downstream
			Impairment and gain (loss) on sale of businesses
(400)	68	182	and fixed assets	316	(576)
(128)	(7)	(92)	Environmental and other provisions	(99)	(128)
(5)	(182)	(46)	Restructuring, integration and rationalization costs	(256)	(7)
–	–	–	Fair value gain (loss) on embedded derivatives	–	–
(19)	(1)	(1)	Other	(3)	(69)
(552)	(122)	43		(42)	(780)
			Rosneft
			Impairment and gain (loss) on sale of businesses
(3)	–	–	and fixed assets	–	244
–	–	–	Environmental and other provisions	–	–
–	–	–	Restructuring, integration and rationalization costs	–	–
–	–	–	Fair value gain (loss) on embedded derivatives	–	–
–	–	–	Other	–	–
(3)	–	–		–	244
			Other businesses and corporate
			Impairment and gain (loss) on sale of businesses
6	(27)	(11)	and fixed assets	(50)	4
(145)	(4)	(123)	Environmental and other provisions	(127)	(145)
–	(23)	(13)	Restructuring, integration and rationalization costs	(42)	(1)
–	–	–	Fair value gain (loss) on embedded derivatives	–	–
–	–	–	Other	–	(1)
(139)	(54)	(147)		(219)	(143)
(33)	(10,747)	(311)	Gulf of Mexico oil spill response	(11,381)	(313)
(1,228)	(11,159)	(533)	Total before interest and taxation	(12,238)	(1,733)
(10)	(8)	(115)	Finance costs(b)	(132)	(29)
(1,238)	(11,167)	(648)	Total before taxation	(12,370)	(1,762)
440	3,681	(108)	Taxation credit (charge)	3,715	707
(798)	(7,486)	(756)	Total after taxation for period	(8,655)	(1,055)

(a)	Third quarter and nine months 2014 include a $395-million impairment and $375-million write-off in the ‘other’ non-operating item category relating to Block KG D6 in India.
(b)	Finance costs relate to the Gulf of Mexico oil spill. See Note 2 for further details.

Top of page 28

Additional information (continued)

Non-GAAP information on fair value accounting effects

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014
			Favourable (unfavourable) impact relative to
			management’s measure of performance
(87)	(30)	38	Upstream	18	(195)
299	(117)	217	Downstream	(12)	510
212	(147)	255		6	315
(66)	54	(84)	Taxation credit (charge)	11	(115)
146	(93)	171		17	200

BP uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in income because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.

BP enters into commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of BP’s gas production. Under IFRS these contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.

IFRS requires that inventory held for trading is recorded at its fair value using period-end spot prices whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices resulting in measurement differences.

BP enters into contracts for pipelines and storage capacity, oil and gas processing and liquefied natural gas (LNG) that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments, which are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that BP manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. BP calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance. Under management’s internal measure of performance the inventory and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period, the fair values of certain derivative instruments used to risk manage LNG and oil and gas processing contracts are deferred to match with the underlying exposure and the commodity contracts for business requirements are accounted for on an accruals basis. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole. The impacts of fair value accounting effects, relative to management’s internal measure of performance, are shown in the table above. A reconciliation to GAAP information is set out below.

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015	$ million	2015	2014
			Upstream
			Replacement cost profit before interest and
3,398	258	705	tax adjusted for fair value accounting effects	1,325	12,214
(87)	(30)	38	Impact of fair value accounting effects	18	(195)
3,311	228	743	Replacement cost profit before interest and tax	1,343	12,019
			Downstream
			Replacement cost profit before interest and
932	1,745	2,345	tax adjusted for fair value accounting effects	6,285	2,448
299	(117)	217	Impact of fair value accounting effects	(12)	510
1,231	1,628	2,562	Replacement cost profit before interest and tax	6,273	2,958
			Total group
			Profit (loss) before interest and tax adjusted for
2,757	(8,101)	1,084	fair value accounting effects	(4,281)	13,794
212	(147)	255	Impact of fair value accounting effects	6	315
2,969	(8,248)	1,339	Profit (loss) before interest and tax	(4,275)	14,109

Top of page 29

Additional information (continued)

Realizations and marker prices

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015		2015	2014
			Average realizations(a)
			Liquids* ($/bbl)
87.26	50.97	46.22	US	47.70	88.89
96.33	57.42	47.68	Europe	53.06	100.81
94.14	60.78	41.80	Rest of World	48.77	99.80
91.42	56.69	44.01	BP Average	48.87	95.09
			Natural gas ($/mcf)
3.48	2.15	2.18	US	2.24	3.97
6.41	9.16	6.44	Europe	7.72	8.18
6.15	4.05	3.88	Rest of World	4.34	6.36
5.40	3.80	3.49	BP Average	3.91	5.75
			Total hydrocarbons* ($/boe)
60.69	34.93	32.85	US	33.62	63.37
82.16	56.35	44.76	Europe	50.78	87.95
59.91	39.93	32.05	Rest of World	36.35	61.81
61.61	40.04	33.25	BP Average	36.68	64.19
			Average oil marker prices ($/bbl)
101.93	61.88	50.47	Brent	55.31	106.52
97.56	57.85	46.45	West Texas Intermediate	50.93	99.77
77.51	49.56	31.93	Western Canadian Select	39.37	79.07
101.47	62.65	51.52	Alaska North Slope	55.39	105.06
97.34	59.57	45.34	Mars	51.34	99.60
100.73	61.21	49.19	Urals (NWE – cif)	54.20	104.69
			Average natural gas marker prices
4.07	2.65	2.77	Henry Hub gas price ($/mmBtu)(b)	2.80	4.57
42.17	44.63	41.48	UK Gas – National Balancing Point (p/therm)	44.64	49.06

(a)	Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.
(b)	Henry Hub First of Month Index.

Exchange rates

Third	Second	Third		Nine	Nine
quarter	quarter	quarter		months	months
2014	2015	2015		2015	2014
1.67	1.53	1.55	$/£ average rate for the period	1.53	1.67
1.62	1.57	1.51	$/£ period-end rate	1.51	1.62

1.33	1.11	1.11	$/€ average rate for the period	1.11	1.35
1.27	1.11	1.12	$/€ period-end rate	1.12	1.27

36.25	52.68	63.08	Rouble/$ average rate for the period	59.68	35.43
39.48	55.42	65.63	Rouble/$ period-end rate	65.63	39.48

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Glossary

Consolidation adjustment – UPII is unrealized profit in inventory arising on inter-segment transactions.

Fair value accounting effects are non-GAAP adjustments to our IFRS profit (loss) relating to certain physical inventories, pipelines and storage capacity. Management uses a fair-value basis to value these items which, under IFRS, are accounted for on an accruals basis with the exception of trading inventories, which are valued using spot prices. The adjustments have the effect of aligning the valuation basis of the physical positions with that of any associated derivative instruments, which are required to be fair valued under IFRS, in order to provide a more representative view of the ultimate economic value. Further information and a reconciliation to GAAP information is provided on page 28.

Hydrocarbons – Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Inventory holding gains and losses represent the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation’s production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach. The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions. See Replacement cost (RC) profit or loss definition below.

Liquids – Liquids for Upstream and Rosneft comprises crude oil, condensate and natural gas liquids. For Upstream, liquids also includes bitumen.

Net debt and net debt ratio are non-GAAP measures. Net debt is calculated as gross finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. The net debt ratio is defined as the ratio of net debt to the total of net debt plus shareholders’ equity. All components of equity are included in the denominator of the calculation. BP believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. The net debt ratio enables investors to see how significant net debt is relative to equity from shareholders. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’.

Net wind generation capacity is the sum of the rated capacities of the assets/turbines that have entered into commercial operation, including BP’s share of equity-accounted entities. The gross data is the equivalent capacity on a gross-JV basis, which includes 100% of the capacity of equity-accounted entities where BP has partial ownership.

Non-operating items are charges and credits included in the financial statements that BP discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers not to be part of underlying business operations and are disclosed in order to enable investors better to understand and evaluate the group’s reported financial performance. Non-operating items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. An analysis of non-operating items by region is shown on pages 5, 7 and 9, and by segment and type is shown on page 27.

Organic capital expenditure excludes acquisitions, asset exchanges, and other inorganic capital expenditure. An analysis of capital expenditure by segment and region is shown on page 26.

Production-sharing agreement (PSA) is an arrangement through which an oil company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.

Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the BP share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties.

Refining availability represents Solomon Associates’ operational availability, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory downtime.

The Refining marker margin (RMM) is the average of regional indicator margins weighted for BP’s crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP’s particular refinery configurations and crude and product slate.

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Glossary (continued)

Replacement cost (RC) profit or loss reflects the replacement cost of inventories sold in the period and is arrived at by excluding inventory holding gains and losses from profit or loss. RC profit or loss is the measure of profit or loss that is required to be disclosed for each operating segment under International Financial Reporting Standards (IFRS). RC profit or loss for the group is not a recognized GAAP measure. Management believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, BP’s management believes it is helpful to disclose this measure.

Underlying production is production after adjusting for divestments and entitlement impacts in our production-sharing agreements.

Underlying RC profit or loss is RC profit or loss after adjusting for non-operating items and fair value accounting effects. Underlying RC profit or loss and fair value accounting effects are not recognized GAAP measures. See pages 27 and 28 for additional information on the non-operating items and fair value accounting effects that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the events and their financial impact.

BP believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate BP’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in BP’s operational performance on a comparable basis, period on period, by adjusting for the effects of these non-operating items and fair value accounting effects. The nearest equivalent measure on an IFRS basis for the group is profit or loss for the year attributable to BP shareholders. The nearest equivalent measure on an IFRS basis for segments is RC profit or loss before interest and taxation.

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Legal proceedings

The following discussion sets out the material developments in the group’s material legal proceedings during the recent period. For a full discussion of the group’s material legal proceedings, see pages 228-238 of BP Annual Report and Form 20-F 2014 and pages 35 to 37 of BP Second quarter and half year results 2015.

Matters relating to the Deepwater Horizon accident and oil spill (the Incident)

Federal multi-district litigation proceeding in New Orleans (MDL 2179) and related matters

Department of Justice Action and State and Local Claims – Proposed Consent Decree and Settlement Agreement On 2 July 2015, BP announced that BP Exploration & Production Inc. (BPXP) had executed agreements in principle with the United States federal government and five Gulf Coast states to settle all federal and state claims arising from the Incident. In addition to settling claims with the states of Alabama, Florida, Louisiana, Mississippi and Texas, BPXP also settled the claims made by more than 400 local government entities.

On 5 October 2015, the United States lodged with the district court in MDL 2179 a proposed Consent Decree between the United States, the Gulf states and BP to fully and finally resolve any and all natural resource damages (NRD) claims of the United States, the Gulf states, and their respective natural resource trustees and all Clean Water Act (CWA) penalty claims, and certain other claims of the United States and the Gulf states. Concurrently, BP entered into a definitive Settlement Agreement with the five Gulf states (Settlement Agreement) with respect to State claims for economic, property and other losses. The court scheduled a hearing for 23 March 2016 to consider the parties’ anticipated motion to enter the Consent Decree as a final settlement. The United States has announced that public comments on the Consent Decree will be accepted until 4 December 2015.

The proposed Consent Decree and the Settlement Agreement are conditional upon each other and neither will become effective unless there is final court approval of the Consent Decree. A further condition of the agreements in principle was that local government entities execute releases to BP’s satisfaction. BP advised the court that it was satisfied with and has accepted releases received from the vast majority of local governmental entities. Accordingly, on 27 July 2015, the district court ordered BP to commence processing payments required under the releases and BP made such payments in accordance with the court’s order. On 28 August 2015, the district court issued an order dismissing the local government entity master complaint.

The principal payments are as follows:

•	BPXP is to pay the United States a civil penalty of $5.5 billion under the CWA – payable over 15 years.
•
BPXP will pay $7.1 billion to the United States and the five Gulf states over 15 years for NRD. This is in addition to the $1 billion already committed for early restoration. BPXP will also set aside an additional amount (up to $700 million) consisting of $232 million and the NRD interest payment (see below) partly to cover any further natural resource damages that are unknown at the time of the agreement.

•	A total of $4.9 billion will be paid over 18 years to settle economic and other claims made by the five Gulf states.
•	Up to $1 billion to resolve claims made by more than 400 local government entities.

BPXP has also agreed to pay $350 million to cover outstanding NRD assessment costs and $250 million to cover the full settlement of outstanding response costs, claims related to the False Claims Act and royalties owed for the Macondo well. These additional payments will be paid over nine years, beginning in 2015.

NRD and CWA payments are scheduled to start 12 months after the Consent Decree and Settlement Agreement become effective. Total payments for NRD, CWA and State claims will be made at a rate of around $1.1 billion a year for the majority of the payment period.

Interest will accrue at a fixed rate on the unpaid balance of the civil penalty and NRD payments, compounded annually and payable in year 16. To address possible natural resource damages unknown at the time of the settlement, beginning 10 years after the Consent Decree and the Settlement Agreement become effective, the federal government and the five Gulf states may request accelerated payment of accrued but unpaid interest on the NRD payments.

Parent company guarantees for these payments will be provided by BP Corporation North America Inc. as the primary guarantor and BP p.l.c. as the secondary guarantor.

The federal government and the Gulf states may jointly elect to accelerate the payments under the Consent Decree in the event of a change of control or insolvency of BP p.l.c., and the Gulf states individually have the same acceleration rights under the Settlement Agreement.

The proposed Consent Decree and Settlement Agreement do not cover the remaining costs of the 2012 class action settlements with the Plaintiffs’ Steering Committee for economic and property damage and medical claims. They do not cover claims by individuals and businesses that opted out of the 2012 settlements and/or whose claims were excluded from them, including claims for recovery of losses allegedly resulting from the 2010 federal deepwater drilling moratoria and/or the related permitting processes. The proposed Consent Decree and Settlement Agreement also do not resolve private securities litigation pending in MDL 2185.

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Legal proceedings (continued)

On 5 October 2015, on the joint motion of BP and the five Gulf states, the district court in MDL 2179 dismissed the five Gulf states’ claims (with the exception of claims for NRD and CWA penalties being addressed by the proposed Consent Decree) against BP. The dismissal is without prejudice pending the court’s entry of the Consent Decree, which is required for the Settlement Agreement with the Gulf states to become effective, at which time the dismissal would be converted into a dismissal with prejudice.

Other Civil Complaints  On 16 June 2011, the district court in MDL 2179 granted BP’s motion to dismiss a master complaint raising claims for injunctive relief under various federal environmental statutes brought by various citizens’ groups and others. On 31 January 2012, the district court in MDL 2179 entered final judgment with respect to two actions brought against BP by the Center for Biological Diversity and on 9 January 2013, the Fifth Circuit denied the appeal by the Center for Biological Diversity, though it remanded its claim under the Emergency Planning and Community Right to Know Act (EPCRA) to the district court. On 14 September 2015, the district court granted BP’s motion for summary judgment and issued a judgment dismissing the Center for Biological Diversity’s claims with prejudice. On 8 October 2015, the Center for Biological Diversity filed a motion asking the district court to reconsider its 14 September 2015 order. That motion remains pending.

Non-US government lawsuits  On 1 May 2015, the Fifth Circuit affirmed the district court’s 12 September 2013 judgment dismissing with prejudice the claims brought in September 2010 by three Mexican states bordering the Gulf of Mexico against several BP entities. On 30 July 2015, the three Mexican states filed a petition for writ of certiorari to the US Supreme Court.

MDL 2185 and other securities-related litigation

Securities Class Action  On 20 May 2014, the judge denied the plaintiffs’ motion to certify a proposed class of ADS purchasers before the Deepwater Horizon accident (from 8 November 2007 to 20 April 2010) and granted plaintiffs’ motions to certify a class of post-explosion ADS purchasers from 26 April 2010 to 28 May 2010 and to amend their complaint to add one additional alleged misstatement. On 8 September 2015, the Fifth Circuit affirmed both of the district Court’s decisions. On 22 September 2015, the pre-accident ADS purchasers moved for rehearing by the Fifth Circuit en banc. No order has yet been issued on that motion.

Canadian Class Action  On 26 March 2015, the Supreme Court of Canada dismissed the plaintiff’s appeal to the August 2014 decision by the Ontario Court of Appeal which held that claims made on behalf of Canadian residents who purchased BP ordinary shares and ADSs on exchanges outside of Canada should be litigated in those countries, and that only claims asserted on behalf of Canadian residents who purchased ADSs on the Toronto Stock Exchange could be litigated in Canada. On 27 March 2015, the plaintiff filed a complaint in Texas federal court asserting claims under Canadian law against BP on behalf of a class of Canadian residents who allegedly suffered losses because of their purchase of BP ADSs on the New York Stock Exchange. That action was transferred to the judge presiding over MDL 2185, and on 25 September 2015, the district court dismissed that action.

US Department of Interior Matters

On 12 October 2011, the US Department of the Interior Bureau of Safety and Environmental Enforcement issued to BP, Transocean, and Halliburton Notification of Incidents of Noncompliance (INCs). The notification issued to BP is for a number of alleged regulatory violations concerning Macondo well operations. On 7 December 2011, the Bureau of Safety and Environmental Enforcement issued to BP a second INC. This notification was issued to BP for five alleged violations related to drilling and abandonment operations at the Macondo well. BP has filed an administrative appeal with respect to the first and second INCs and has filed a joint stay of proceedings with the Department of Interior with respect to both INCs. Pursuant to the proposed Consent Decree with the United States (see above), if entered by the court, BP would withdraw its appeals within fifteen days of the effective date of the Consent Decree, and the INCs would then be fully and finally resolved.

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Legal proceedings (continued)

Other legal proceedings

FERC and CFTC Matters The US Federal Energy Regulatory Commission (FERC) and the US Commodity Futures Trading Commission (CFTC) have been investigating several BP entities regarding trading in the next-day natural gas market at Houston Ship Channel in 2008. On 5 August 2013, the FERC issued an Order to Show Cause and Notice of Proposed Penalty directing BP to respond to a FERC Enforcement Staff report, which FERC issued on the same day, alleging that BP manipulated the next-day, fixed price gas market at Houston Ship Channel from mid-September 2008 to 30 November 2008. The FERC Enforcement Staff report proposed a civil penalty of $28 million and the surrender of $800,000 of alleged profits. An initial decision of the Administrative Law Judge was issued on 13 August 2015 ruling that BP manipulated the market by selling next-day, fixed price natural gas at Houston Ship Channel in 2008 in order to suppress the Gas Daily index and benefit its financial position. BP filed an appeal to the initial decision with the FERC on 14 September 2015, and the Office of Enforcement filed an opposing brief on 5 October 2015.

Scharfstein v. BP West Coast Products, LLC  A purported class action lawsuit was filed against BP West Coast Products, LLC in Oregon State Court under the Oregon Unlawful Trade Practices Act on behalf of customers who used a debit card at ARCO gasoline stations in Oregon during the period 1 January 2011 to 30 August 2013, alleging that ARCO’s Oregon sites failed to provide sufficient notice of the 35 cents per transaction debit card fee. After a jury trial and subsequent hearing, in 2014 the jury rendered a verdict against BP and determined that statutory damages of $200 per class member should be awarded. On 25 August 2015, the court determined the size of the class to be slightly in excess of 2 million members. BP intends to appeal. No provision has been made for damages arising out of this class action.

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Cautionary statement

Cautionary statement regarding forward-looking statements: The discussion in this results announcement contains certain forecasts, projections and forward-looking statements – that is, statements related to future, not past events – with respect to the financial condition, results of operation and businesses of BP and certain of the plans and objectives of BP with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions. In particular, among other statements, expectations regarding restructuring charges in 2016; plans and expectations regarding organic capital expenditure for full year 2015 and the near term; the expected quarterly dividend payment and timing of such payment; plans regarding the divestment of $10 billion in assets by the end of 2015; plans regarding the Culzean field in the UK North Sea; expectations regarding Upstream reported production and  turnaround activity and Downstream refining margins and seasonal demand in fourth-quarter 2015;  expectations with respect to the proposed Consent Decree and Settlement Agreement, including final court approval and timing thereof and the total amounts that will ultimately be paid by BP in relation to the incident; and certain statements regarding the legal and trial proceedings, court decisions, claims, penalties, potential investigations and civil actions by regulators, government entities and/or other entities or parties and the risks associated with such proceedings; are all forward looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including: the specific factors identified in the discussions accompanying such forward-looking statements; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain divestments; future levels of industry product supply, demand and pricing, including supply growth in North America; OPEC quota restrictions; PSA effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; the timing and amount of future payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; our access to future credit resources; business disruption and crisis management; the impact on our reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; decisions by Rosneft’s management and board of directors; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed under “Principal risks and uncertainties” in our Form 6-K for the period ended 30 June 2015 and under “Risk factors” in BP Annual Report and Form 20-F 2014 as filed with the US Securities and Exchange Commission.

Contacts

	London	United States

Press Office	David Nicholas	Brett Clanton
	+44 (0)20 7496 4708	+1 281 366 8346

Investor Relations	Jessica Mitchell	Craig Marshall
bp.com/investors	+44 (0)20 7496 4962	+1 281 366 3123

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 27 October  2015

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary